As filed with the U.S. Securities and Exchange Commission on October 18, 2017.
Securities Act Registration No. 333-220004
Investment Company Act File No. 811-22553

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐  Pre-Effective Amendment No.
☒  Post-Effective Amendment No.  1

and/or

☒  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒  Amendment No. 13

Miller/Howard High Income Equity Fund
(Exact Name of Registrant as Specified in Charter)

10 Dixon Avenue
Woodstock, NY 12498
(Address of Principal Executive Offices)

(845) 679-9166
(Registrant’s Telephone Number, including Area Code)

Annemarie Gilly
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498
(Name and Address of Agent for Service)

COPY TO:

Paul S. Schreiber, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-220004 and 811-22553) of Miller/Howard High Income Equity Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C – OTHER INFORMATION

Item 25.  Financial Statements and Exhibits.

(1) Financial Statements:

Contained in Part A:
Financial Highlights of the Miller/Howard High Income Equity Fund (the “Registrant” or the “Fund”) for the fiscal period ended October 31, 2016 and for the fiscal period November 24, 2014 (commencement of operations) through October 31, 2015.
Contained in Part B:
Financial Statements of the Fund are incorporated by reference to the Registrant’s April 30, 2017 Semi-Annual Report (unaudited) on Form N-CSR as filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2017 and the Registrant’s October 31, 2016 Annual Report (audited) on Form N-CSR as filed with the SEC on January 1, 2017.

(2) Exhibits:

EXHIBIT
(a)	—	Amended and Restated Agreement and Declaration of Trust. (2)
(b)	—	By-Laws of the Registrant. (2)
(c)	—	Not applicable.
(d)	—	Not applicable.
(e)	—	Form of Dividend Reinvestment Plan. (3)
(f)	—	Not applicable.
(g)	—	Form of Investment Advisory Agreement. (1)
(h)	—	Sales Agreement with JonesTrading Institutional Services LLC dated October 18, 2017. Filed herewith.
(i)	—	Not applicable.
(j)	—	Form of Custodian Agreement. (3)
(k)(1)	—	Form of Administrative Services Agreement. (3)
(k)(2)	—	Form of Transfer Agency Agreement. (3)
(k)(3)	—	Marketing Agent Agreement. (3)
(k)(4)	—	Investor Support Services Agreement. (3)
(k)(5)	—	Form of Fund Accounting Servicing Agreement. (3)
(l)	—	Opinion and Consent of Special Counsel. Filed herewith.
(m)	—	Not applicable.
(n)(1) (n)(2) (n)(3)	— — —
Consent of Independent Registered Public Accounting Firm.  (5)
Consent of Independent Registered Public Accounting Firm (senior securities). (5)
Report of Independent Registered Public Accounting Firm (senior securities). (5)

(o)	—	Not applicable.
(p)	—	Subscription Agreement for Initial Capital. (3)
(q)	—	Not applicable.
(r)	—	Code of Ethics of the Fund. (3)
(s)	—	Powers of Attorney. (4)

(1) Incorporated herein by reference to Pre-Effective Amendment No. 4 filed on or about October 7, 2014.
(2) Incorporated herein by reference to Pre-Effective Amendment No. 6 filed on or about October 29, 2014.
(3) Incorporated herein by reference to Pre-Effective Amendment No. 7 filed on or about November 3, 2014.
(4) Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on or about October 13, 2017.
(5) Incorporated herein by reference to Pre-Effective Amendment No. 2 filed on or about October 17, 2017.

Item 26.  Marketing Arrangements.

Not applicable.

Item 27.  Other Expenses of Issuance and Distribution.

All figures are estimates:

Registration fees	$5,795

Accounting fees and expenses	$40,000

Legal fees and expenses	$160,000

Stock exchange listing fees	$10,000

FINRA fees	$8,000

Total	$223,795

Item 28. Persons Controlled by or Under Common Control.

None.

Item 29. Number of Holders of Securities.

As of September 29, 2017:

Title of Class	Number of Record Holders
Common Shares, $0.001 par value	2

Item 30.  Indemnification.

                                                Under Article IV of the Registrant’s Amended and Restated Declaration of Trust dated October 24, 2014, any past or present Trustee or officer of Registrant will be indemnified by the Registrant to the fullest extent permitted by law against liability and against all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by reason of his being or having been a Trustee or officer of Registrant, and against amounts paid and incurred by him in the settlement thereof. This provision does not authorize indemnification when it is determined, in the manner specified in the Declaration of Trust, that the Trustee or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses of a Trustee or officer may be paid by Registrant in advance of the final disposition of any claim, action, suit or proceeding upon receipt of an undertaking by the Trustee or officer to repay the expenses to Registrant in the event that it is ultimately determined that indemnification of the Trustee or officer is not authorized under the Declaration of Trust.

The Registrant will purchase insurance insuring its Trustees and officers against certain liabilities incurred in their capacity as such, and insuring the Registrant against any payments which it is obligated to make to such persons under the foregoing indemnification provisions.

                                                Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“1933 Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Reference is also made to Sections 4 and 8 of the Investment Advisory Agreement between the Registrant and Miller/Howard Investments Inc., a form of which is filed as an exhibit to this registration statement.  Under the Investment Advisory Agreement, the Registrant has agreed to certain limitations on the liability of the Investment Adviser and has agreed to provide certain indemnification.

Item 31.  Business and Other Connections of Investment Adviser.

Miller/Howard Investments, Inc., a corporation organized under the laws of the State of Delaware, serves as investment adviser to the Fund and is registered as such with the SEC under the Investment Advisers Act of 1940.  The Investment Adviser has provided investment advice with respect to income-producing equity portfolios since 1991, mainly specializing in higher-yielding stock.  Reference is made to “Trustees and Officers” in the Statement of Additional Information and to Schedule A of Part 1 of Form ADV, Uniform Application for Investment Adviser Registration, as amended from time to time, (File No. 801-28170) filed with the Commission for additional information concerning the business and other connections the Investment Adviser.

Item 32.  Location of Accounts and Records.

Certain required books and records are maintained by the Fund or the Investment Adviser at 10 Dixon Avenue, Woodstock, NY, 12498.  The other accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act, and the rules promulgated thereunder, are kept by the Fund or its custodian, transfer agent or administrator.

Item 33.  Management Services.

Not Applicable.

Item 34.  Undertakings.

1.  The Fund undertakes to suspend the offering of common shares until the prospectus is amended, if (1) subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of this Registration Statement; or (2) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.  Not applicable.

3.  Not applicable.

4.  The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Registrant undertakes:
(a)	to file, during the period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)
to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)
that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(d)
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.
(2)
the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.  The Fund undertakes that:

(a)  for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Fund under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)  for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.  The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized person, in Woodstock, New York, on the 18th day of October, 2017.

Miller/Howard High Income Equity Fund

By:		/s/ Lowell G. Miller

	Name:	Lowell G. Miller

	Title:	President of the Fund

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Lowell G. Miller	President (Principal Executive Officer) and Trustee	October 18, 2017
(Lowell G. Miller)

/s/ Roger Conrad*	Trustee	October 18, 2017
(Roger Conrad)

/s/ Annemarie Gilly	Chief Operating Officer, Executive Vice President, Secretary and Trustee	October 18, 2017
(Annemarie Gilly)

/s/ Charles I. Leone*	Trustee	October 18, 2017
(Charles I. Leone)

/s/ James E. Hillman*	Trustee	October 18, 2017
(James E. Hillman)

/s/ Paul Brook	Chief Financial Officer	October 18, 2017
(Paul Brook)

/s/ Gerald Wheeler	Chief Compliance Officer, Chief Legal Officer	October 18, 2017
(Gerald Wheeler)

*   This filing has been signed by each of the persons so indicated by the undersigned as Attorney-in-Fact.

/s/ Annemarie Gilly	Attorney-in-Fact
(Annemarie Gilly)

Exhibit Index

Exhibit	Description
(h)	Sales Agreement with JonesTrading Institutional Services LLC dated October 18, 2017.
(l)	Opinion and Consent of Special Counsel.